Exhibit 99.1

March 14, 2024

Vancouver, British Columbia

Designated News Release

FOURTH QUARTER AND FULL YEAR FINANCIAL RESULTS

Wheaton Precious Metals Announces Solid 2023 Annual Results and

Transition to Progressive Dividend Policy

“With a record eight acquisitions totalling just over $1 billion in commitments, we bolstered our growth strategy in 2023, enhancing our production profile and supporting our long-term, growth forecast of approximately 40% over the next five years,” said Randy Smallwood, President and Chief Executive Officer of Wheaton Precious Metals. “Our diversified portfolio of long-life, low-cost assets continued to deliver solid operating results, and we are pleased to have met our annual production guidance, achieving approximately 620,000 gold equivalent ounces. Furthermore, we have now recouped over 100% of the value of our initial upfront investments since inception, an accomplishment which is particularly noteworthy given the significant reserve and resource base underpinning our portfolio, supporting decades of forecasted remaining mine life. To reinforce our confidence in the sustainability and growth potential of Wheaton, we are pleased to announce a transition to a new progressive dividend policy, marked by an increase in our 2024 annual dividend. As we embark on what we anticipate being a phase of substantial and meaningful growth, our dedication to deploying capital in a manner that generates value for not only our shareholders, but also our partners and communities, remains unwavering.”

Solid Financial Results and Strong Balance Sheet

●

Fourth quarter of 2023: $313 million in revenue, $242 million in operating cash flow, $168 million in net earnings and $165 million in adjusted net earnings[1] and, paid a quarterly dividend[1] of $0.15 per common share.

●	Full year of 2023: $1,016 million in revenue, $751 million in operating cash flow, $538 million in net earnings and $533 million in adjusted net earnings[1].

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Balance Sheet: cash balance of $547 million, no debt, and an undrawn $2 billion revolving credit facility as at December 31, 2023 after making total upfront cash payments of $452 million relative to mineral stream interests in the quarter.

High Quality Asset Base

●	Streaming and royalty agreements on 18 operating mines and 27 development projects[6].

●	93% of attributable production from assets in the lowest half of their respective cost curves[2],[4].

●	Attributable gold equivalent production[3] of 174,200 ounces in the fourth quarter of 2023 and 619,600 for the full year of 2023.

●	Achieved annual production guidance for 2023 of 600,000 to 660,000 GEOs[3], with sector-leading growth over the next five to ten years.

●	Accretive portfolio growth:
○	On October 24, 2023, the Company entered into a definitive agreement with Waterton Copper Corp. to acquire a silver stream on the Mineral Park mine for total cash consideration of $115 million.

○

On November 15, 2023, announced the Company has entered into a definitive agreement with certain entities advised by Orion Resource Partners to acquire existing streams in respect of Ivanhoe Mines’ Platreef project and BMC Minerals’

Kudz Ze Kayah project, for total cash consideration of up to $455 million. In addition, the Company entered into an agreement for a gold stream in respect of Dalradian Gold’s Curraghinalt project, for total cash consideration of $75 million.

○

On November 21, 2023, the Company and Vale jointly announced the successful completion of the throughput test for the first phase of the Salobo III expansion project in Brazil, with the Salobo complex exceeding an average of 32 Mtpa over a 90-day period. Under the terms of the Salobo precious metals purchase agreement, the Company made a payment to Vale Base Metals totalling $370 million for completion of the first phase of the Salobo III expansion project in December 2023.

○

On December 13, 2023, the Company entered into a royalty agreement with Vista Gold Corp. to acquire a royalty in the amount of 1% of gross revenue from the sale or disposition of minerals from the Mt Todd gold project located in Australia for total cash consideration of $20 million.

Leadership in Sustainability

●	Top Rankings: Ranked in the Global Top 50 out of over 15,000 multi-sector companies by Sustainalytics, AA rated by MSCI, and Prime rated by ISS.

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Subsequent to the quarter, Wheaton was recognized among Corporate Knights’ 2024 100 Most Sustainable Corporations in the world. The Company will be included in the Global 100 Index, which represents a benchmark for sustainability excellence.

Operational Overview

(all figures in US dollars unless otherwise noted)	Q4 2023	Q4 2022	Change	2023	2022	Change

Units produced

Gold ounces	113,359	69,027	64.2%	374,585	285,601	31.2%

Silver ounces	4,208	5,303	(20.6)%	17,176	23,800	(27.8)%

Palladium ounces	4,209	3,869	8.8%	15,800	15,485	2.0%

Cobalt pounds	215	128	67.5%	673	724	(7.1)%

Gold equivalent ounces [3]	174,222	142,887	21.9%	619,608	616,755	0.5%

Units sold

Gold ounces	115,011	68,996	66.7%	327,336	293,234	11.6%

Silver ounces	3,175	4,935	(35.7)%	14,326	21,570	(33.6)%

Palladium ounces	3,339	3,396	(1.7)%	13,919	15,076	(7.7)%

Cobalt pounds	288	187	54.0%	1,074	1,038	3.5%

Gold equivalent ounces [3]	162,360	138,218	17.5%	537,608	598,244	(10.1)%

Change in PBND and Inventory

Gold equivalent ounces [3]	(2,973)	(10,191)	(7,218)	23,674	(40,033)	(63,707)

Revenue	$313,471	$236,051	32.8%	$1,016,045	$1,065,053	(4.6)%

Net earnings	$168,435	$166,125	1.4%	$537,644	$669,126	(19.6)%

Per share	$0.372	$0.367	1.4%	$1.187	$1.482	(19.9)%

Adjusted net earnings [1]	$164,569	$103,744	58.6%	$533,051	$504,912	5.6%

Per share [1]	$0.363	$0.229	58.5%	$1.177	$1.118	5.3%

Operating cash flows	$242,226	$172,028	40.8%	$750,809	$743,424	1.0%

Per share [1]	$0.535	$0.381	40.4%	$1.658	$1.646	0.7%

All amounts in thousands except gold, palladium & gold equivalent ounces, and per share amounts.

Financial Review

Revenues

Revenue in the fourth quarter of 2023 was $313 million (74% gold, 24% silver, 1% palladium and 1% cobalt), with the $77 million increase relative to the prior period quarter being primarily due to a 17% increase in the number of GEOs³ sold; and a 13% increase in the average realized gold equivalent³ price.

Revenue was $1,016 million in the year ended December 31, 2023, representing a $49 million decrease from 2022 due primarily to a 10% decrease in the number of GEOs³ sold, resulting from relative changes in the GEOs³ produced but not yet delivered; partially offset by a 6% increase in the average realized gold equivalent³ price.

Cash Costs and Margin

Average cash costs¹ in the fourth quarter of 2023 were $417 per GEO³ as compared to $447 in the fourth quarter of 2022. This resulted in a cash operating margin¹ of $1,514 per GEO³ sold, an increase of 20% as compared with the fourth quarter of 2022, a result of the higher realized price per ounce coupled with the lower average cash costs.

Average cash costs¹ in 2023 were $424 per GEO³ as compared to $447 in 2022. This resulted in a cash operating margin¹ of $1,466 per GEO³ sold, a 10% increase from 2022.

Cash Flow from Operations

Operating cash flow in the fourth quarter of 2023 amounted to $242 million, with the $70 million increase due primarily to the higher gross margin.

Operating cash flows in 2023 amounted to $751 million, with the $7 million increase from the comparable period of the previous year being due primarily to higher amounts of interest received during the current year, partially offset by lower sales volumes.

Balance Sheet (at December 31, 2023)

●	Approximately $547 million of cash on hand

●	During the fourth quarter of 2023, the Company made total upfront cash payments of $452 million relative to the mineral stream interests consisting of
–	$35 million payment relative to the Blackwater Silver precious metals purchase agreement (“PMPA”);

–	a $10 million payment relative to the expansion of the Blackwater Gold PMPA;

–	$17 million relative to the Cangrejos PMPA;

–	$20 million relative to the Curraghinalt PMPA; and

–	$370 million relative to the Salobo III expansion payment

●

With the existing cash on hand coupled with the fully undrawn $2 billion revolving credit facility, the Company believes it is well positioned to fund all outstanding commitments and known contingencies as well as providing flexibility to acquire additional accretive mineral stream interests.

Fourth Quarter Operating Asset Highlights

Salobo: In the fourth quarter of 2023, Salobo produced 71,800 ounces of attributable gold, an increase of approximately 89% relative to the fourth quarter of 2022, driven by higher throughput, with production from the third concentrator line commencing at the end of 2022, combined with higher grades and recoveries. The prior year was also impacted by changes in maintenance routines. In the fourth quarter of 2023, Salobo reached its highest production level since the fourth quarter of 2019 as the ramp-up of the Salobo III expansion continued to advance.

On November 21, 2023, Vale reported the successful completion of the throughput test for the first phase of the Salobo III project, with the Salobo complex exceeding an average of 32 Mtpa over a 90-day period. Under the terms of the agreement, the Company paid Salobo $370 million for the completion of the first phase of the Salobo III expansion project on December 1, 2023. Salobo III is expected to achieve a sustained throughput capacity of 36 Mtpa in the fourth quarter of 2024.

Antamina: In the fourth quarter of 2023, Antamina produced 1.0 million ounces of attributable silver, a decrease of approximately 3% relative to the fourth quarter of 2022. On February 15, 2024, Peru’s National Environmental Certification Service for Sustainable Investments approved, after a detailed evaluation process, the Modification of the Environmental Impact Study, which will allow for the extension of Antamina’s mine life from 2028 to 2036.

Peñasquito: In the fourth quarter of 2023, Peñasquito produced 1.0 million ounces of attributable silver, a decrease of approximately 41% relative to the fourth quarter of 2022 primarily due to lower throughput resulting from a labour strike which began on June 7, 2023 and ended on October 13, 2023. Newmont Corporation (“Newmont”) reports that operations have since safely ramped up after a resolution was reached with the National Union of Mine and Metal Workers of the Mexican Republic (“the Union”) on October 13, 2023. Newmont has indicated that Peñasquito is expected to deliver higher co-product production in 2024 due to higher silver, lead and zinc content from the Chile Colorado pit.

Constancia: In the fourth quarter of 2023, Constancia produced 0.8 million ounces of attributable silver and 22,300 ounces of attributable gold, an increase of approximately 28% and 112%, respectively, relative to the fourth quarter of 2022. Record quarterly gold production combined with strong silver production are a result of significantly higher grades attributable to the mining of high-grade zones of the Pampacancha deposit, combined with higher recoveries. Hudbay Minerals Inc. (“Hudbay”) reports that gold production in 2024 is expected to decrease from 2023 levels due to a smoothing of Pampacancha high-grade gold zones over the 2023 to 2025 period as additional high-grade areas were mined in 2023 ahead of schedule, and other high-grade areas were deferred to 2025. Hudbay has indicated that the Pampacancha deposit is now expected to be depleted in the third quarter of 2025, as opposed to mid-2025 as previously reported.

Sudbury: In the fourth quarter of 2023, Vale’s Sudbury mines produced 6,300 ounces of attributable gold, an increase of approximately 19% relative to the fourth quarter of 2022, due to higher throughput, grade and recoveries.

Stillwater: In the fourth quarter of 2023, the Stillwater mines produced 2,300 ounces of attributable gold and 4,200 ounces of attributable palladium, an increase of approximately 7% for gold and 9% for palladium relative to the fourth quarter of 2022, due primarily to higher throughput and grades.

Voisey’s Bay: In the fourth quarter of 2023, the Voisey’s Bay mine produced 215,000 pounds of attributable cobalt, an increase of approximately 67% relative to the fourth quarter of 2022, as the transitional period between the depletion of the Ovoid open-pit and ramp-up to full production of the Voisey’s Bay underground extension nears completion. Vale reports that physical completion of the Voisey’s Bay underground mine extension was 92% at the end of the fourth quarter, and that the main surface assets are completed and already operating. The electromechanical assembly on the remaining surface assets are well advanced (above 60% physical progress). In the underground portion, the scope in Reid Brook is completed and the project is fully focused on Eastern Deeps. The mine development is concluded and construction is ongoing.

Other Gold: In the fourth quarter of 2023, total Other Gold attributable production was 700 ounces, a decrease of approximately 78% relative to the fourth quarter of 2022, primarily due to the closure of the Minto mine in May 2023.

Other Silver: In the fourth quarter of 2023, total Other Silver attributable production was 1.3 million ounces, a decrease of approximately 28% relative to the fourth quarter of 2022, primarily due to the temporary suspension of attributable production from Aljustrel and the disposal of the Yauliyacu PMPA.

Detailed mine-by-mine production and sales figures can be found in the Appendix to this press release and in Wheaton’s consolidated MD&A in the ‘Results of Operations and Operational Review’ section.

Recent Development Asset Updates

Blackwater Project: On December 15, 2023, Artemis announced that it has completed its first draw of $150 million under its $360 million project loan facility announced on March 1, 2023, reporting that construction of Blackwater remains on track and that the funds will be allocated to continue to fund construction towards completion. On January 30, 2024, Artemis announced that overall construction was 59% complete. On February 21, 2024, Artemis announced the results of an expansion study to optimize the timing of mine expansion through the advancing of Phase 2. A decision on the acceleration of the Phase 2 expansion is expected to be considered in the second half of 2024.

Platreef Project: On February 26, 2024, Ivanhoe Mines (“Ivanhoe”) reported that while construction activities for the Platreef Phase 1 concentrator are on track for completion in the third quarter of 2024, hot commissioning and ramp-up of production are now anticipated for early 2025 in order to prioritize shaft development. An updated independent feasibility study (“FS”) is planned for the second half of 2024 on an optimized development plan for Phase 2. The optimized development plan accelerates the development of Phase 2 at a total processing capacity of 4 Mtpa by equipping Shaft #3 for hoisting. An independent preliminary economic assessment (“PEA”) is planned concurrently with the FS on a significantly larger Phase 3 expansion, once the major 8 Mtpa Shaft #2 is available for hoisting. A Phase 3 expansion to 10 Mtpa processing capacity is expected to rank Platreef as one of the world’s largest platinum-group metal, nickel, copper and gold producers.

Goose Project: On January 23, 2024, B2Gold Corp., (“B2Gold”) provided a construction update highlighting that it is progressing ahead of schedule within the mill and processing buildings, along with preparatory work for peak construction activities in the second and third quarter of 2024, with the project remaining on schedule for first gold pour in the first quarter of 2025.

Marmato Mine: On July 12, 2023, Aris Mining Corporation (“Aris Mining”) announced that they have received approval from the Corporación Autónoma Regional del Caldas (“Corpocaldas”), a regional environmental authority in Colombia, of the Environmental Management Plan (“PMA”) which now permits the development of the Marmato Lower Mine. On March 6, 2024, Aris Mining provided an update that construction at the Marmato Lower Mine has ramped up with initial access roads completed, the lead contractor for portal and decline development selected, and tenders for key items for the new processing plant underway. First gold pour is expected in late 2025.

Curipamba Project: Adventus Mining Corporation (“Adventus”) announced that the El Domo – Curipamba project has been issued a favourable Certificate of No Affect of Water (October 2, 2023) and the environmental license for construction and operation (January 22, 2024) by the Ministry of Environment and Water of the Government of Ecuador. On January 30, 2024, Adventus announced that the Ministry of Energy and Mines of Ecuador has issued a permit which grants approval for the design, construction, operation, and maintenance of the tailings storage facility (“TSF”). The start of TSF construction is a key condition precedent to commence installment payments under the precious metals purchase agreement with the Company. Adventus reports that a construction decision is expected in the second quarter of 2024, and gold-rich copper & zinc concentrate production is expected by the first quarter of 2026.

Marathon Project: The permitting process for the Marathon project continues to advance, with Generation Mining Limited (“Gen Mining”) announcing on November 7, 2023, that the province of Ontario had accepted and filed the Closure Plan, and on November 21, 2023 Gen Mining announced that the Ministry of Natural Resources and Forestry of the province of Ontario had issued the permit to remove trees. In addition, on November 21, 2023, Gen Mining announced the closure of the Cdn$15 million bought deal financing with a lead order of Cdn$5 million from Wheaton.

Fenix Project: On December 20, 2023, Rio2 reported that it had been successful in being granted approval of its Environmental Impact Assessment (“EIA”), allowing Rio2 to advance the Fenix project through statutory permitting, financing, and the currently planned recommencement of construction activities during 2024.

Copper World Complex: On September 8, 2023, Hudbay announced the results of the enhanced pre-feasibility study for Phase I of its 100%-owned Copper World project in Arizona. After receipt of two outstanding permits which are expected in mid-2024, Hudbay intends to complete a minority joint venture partner process prior to commencing a definitive feasibility study. The opportunity to sanction Copper World is not expected until 2025 based on current estimated timelines. With the results from this pre-feasibility study, Wheaton has now incorporated gold in the 2023 mineral reserves and mineral resources statement on our website.

Cangrejos Project: On October 18, 2023, Lumina Gold Corp., (“Lumina”) announced that the Cangrejos project is proceeding on schedule. Lumina has been actively executing its 2023 feasibility study drill plan with nine rigs currently at site. Lumina has signed contracts with several engineering companies for the advancement of the feasibility study. The feasibility study is expected to be completed in the first quarter of 2025. On January 18, 2024, Lumina announced results from the phase 1 mining resource conversion drilling campaign in support of the ongoing feasibility study at Cangrejos. Lumina noted that the assays from the resource infill program continue to demonstrate the exceptional continuity of grade at Cangrejos. Lumina also noted that it is operating normally at the Cangrejos project, and their activities have not been affected by the recent civil disturbances that have impacted other areas in Ecuador.

Corporate Development

Mineral Park Project

On October 24, 2023, the Company announced that it had entered into a PMPA (the “Mineral Park PMPA”) with Waterton Copper in respect of silver production from the Mineral Park mine located in Arizona, USA (“Mineral Park”). Under the Mineral Park PMPA, Wheaton will purchase 100% of the payable silver from Mineral Park for the life of the mine. Under the terms of the Mineral Park PMPA, the Company is committed to pay Waterton Copper total upfront cash consideration of $115 million in four payments during construction through three installments of $25 million and a final installment of $40 million. In addition, Wheaton will make ongoing payments for the silver ounces delivered equal to 18% of the spot price of silver until the value of the silver delivered, net of the production payment, is equal to the upfront consideration of $115 million, at which point the production payment will increase to 22% of the spot price of silver. The Company has also entered into a loan agreement to provide a secured debt facility of up to $25 million to the Mineral Park owner, an affiliate of Waterton Copper, once the full upfront consideration has been paid.

Platreef, Kudz Ze Kayah & Curraghinalt Streams

On November 15, 2023, the Company announced that it had entered into a definitive agreement with certain entities advised by Orion Resource Partners (“Orion”) to acquire existing streams in respect of Ivanhoe Mines’ Platreef project (the “Platreef Gold PMPA” and the “Platreef Palladium and Platinum PMPA”) and BMC Minerals’ Kudz Ze Kayah project (the “KZK PMPA”). In addition, the Company entered into a new PMPA for a gold stream in respect of Dalradian Gold’s Curraghinalt project (the “Curraghinalt PMPA”).

●	Platreef Project

Until certain delivery thresholds have been met, in respect of the existing Platreef Gold PMPA, the Company is entitled to purchase 62.5% of the payable gold and in respect of the Platreef Palladium and Platinum PMPA, the Company is entitled to purchase 5.25% of the payable palladium and platinum, after which the percentage of payable metal will be reduced as set forth in each of the respective PMPAs7.

●	Kudz Ze Kayah Project

In respect of the existing KZK PMPA, the Company is entitled to purchase staged percentages of produced gold and payable silver ranging from 6.875% to 7.375% until certain delivery thresholds have been met, at which point the percentage of produced gold and payable silver will be reduced as set forth in the KZK PMPA8.

●	Curraghinalt Project

In respect of the Curraghinalt PMPA, the Company is entitled to purchase 3.05% of the payable gold until certain delivery thresholds have been met, at which point the percentage of payable gold will be reduced as set forth in the Curraghinalt PMPA9.

Under the agreement with Orion to purchase the Platreef and KZK PMPAs, the Company committed to pay $450 million on closing of the acquisition, with an additional $5 million contingency payment in respect of the KZK PMPA. Under the terms of the Curraghinalt PMPA, the Company paid $20 million on December 21, 2023 with an additional $55 million to be paid during construction, subject to various customary conditions being satisfied. In addition, the Company will make ongoing payments for the precious metals delivered as set forth in the various PMPAs10. Closing of the Orion Purchase Agreement occurred on February 27, 2024.

Mt Todd Royalty

On December 13, 2023, the Company entered into a royalty agreement with Vista Australia Pty. Ltd., a subsidiary of Vista Gold Corp. (“Vista”), in relation to the Mt Todd gold project located in Northern Territory, Australia for total cash consideration of $20 million. The Company was granted a Right of First Refusal on all royalties, streams or pre-pays that include precious metals pertaining to Mt Todd. On December 18, 2023, the Company paid the first installment payment of $3 million under the royalty agreement.

DeLamar Royalty

On February 20, 2024, the Company purchased a 1.5% net smelter return royalty interest (the “DeLamar Royalty”) in the DeLamar and Florida mountain project located in Idaho, United States (the “DeLamar project”) from a subsidiary of Integra Resources Corporation (“Integra”) for $9.75 million to be paid in two equal installments. The first installment of $4.875 million was paid on closing on March 7, 2024. The second installment is expected to be paid four months after the first installment.

Reserves and Resources (at December 31, 2023)

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Proven and Probable Mineral Reserves attributable to Wheaton were 15.1 million ounces of gold compared with 13.4 million ounces as reported in Wheaton’s 2022 Annual Information Form (“AIF”), an increase of 12%; 484.7 million ounces of silver compared with 484.6 million ounces, unchanged; 0.90 million ounces palladium compared with 0.60 million ounces, an increase of 49%; 0.52 million ounces of platinum compared with 0.18 million ounces, an increase of 192%; and 33.3 million pounds of cobalt compared to 33.2 million pounds, a decrease of 3%. On a GEO[5] basis, total Proven and Probable Mineral Reserves for all metals attributable to Wheaton were 21.6 million ounces compared to 19.6 million ounces, an increase of 10%.

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Measured and Indicated Mineral Resources attributable to Wheaton were 7.0 million ounces of gold compared with 5.5 million ounces as reported in Wheaton’s 2022 AIF, an increase of 28%; 714.6 million ounces of silver compared with 673.0 million ounces, an increase of 6%; 0.12 million ounces of palladium compared with 0.09 million ounces, an increase of 36%; 0.09 million ounces of platinum compared with 0.08 million ounces, an increase of 16%; and 1.2 million pounds of cobalt compared with 1.5 million pounds, a decrease of 24%. On a GEO[5] basis, total Measured and Indicated Mineral Resources for all metals attributable to Wheaton were 15.4 million ounces compared with 13.3 million ounces, an increase of 15%.

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Inferred Mineral Resources attributable to Wheaton were 5.1 million ounces of gold compared with 4.6 million ounces as reported in Wheaton’s 2022 AIF, an increase of 10%; 307.8 million ounces of silver compared with 326.3 million ounces, a decrease of 6%, 0.37 million ounces of palladium compared with 0.35 million ounces, an increase of 4%; 0.04 million ounces of platinum compared with 0.01 million ounces, an increase of 173%; and 7.2 million pounds of cobalt compared with 7.8 million pounds, a decrease of 7%. On a GEO[5] basis, total Inferred Mineral Resources for all metals attributable to Wheaton were 8.9 million ounces compared with 8.6 million ounces, an increase of 3%.

Estimated attributable reserves and resources contained in this press release are based on information available to the Company as of March 8, 2024, and therefore will not reflect updates, if any, after that date. Updated reserves and resources data incorporating year-end 2023 estimates will also be included in the Company’s 2023 Annual Information Form. Wheaton’s most current attributable reserves and resources, as of December 31, 2023, can be found on the Company’s website at www.wheatonpm.com.

Sustainability

Ratings & Awards:

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Subsequent to the quarter, on January 17, 2024, the Company announced that it has ranked among Corporate Knights’ 2024 100 Most Sustainable Corporations in the world. The Company will be included in the Global 100 Index, which represents a benchmark for sustainability excellence.

Community Investment Program:

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Subsequent to the quarter, on March 1, 2024, Wheaton International commenced a new program with the Vale Foundation to support an ambitious three-year initiative in Brazil that aims to improve the primary health care being offered in the municipalities near the Salobo mine and along the Carajas railroad. The funding will support technical training and cooperation between individual health care units and relevant agencies. Through the program, equipment and furniture will be delivered to the facilities providing health care services. This initiative also looks to enhance the social protection networks among various participating agencies. The program will be carried out in 8 municipalities of Pará State, impacting approximately 550,000 individuals and in 24 municipalities of Maranhão State, impacting approximately 1.3 million individuals. Wheaton and the Vale Foundation each committed BRL$17 million. The total contribution of Wheaton and the Vale Foundation of BRL$34 million is being matched by the Brazilian Development Bank, magnifying the impact of the contribution being made by Wheaton.

Declaration of Dividend and Transition to Progressive Dividend Policy

The Company has revised its dividend policy, transitioning from distributing 30% of the average of the previous four quarters’ operating cash flows to shareholders, to adopting a progressive dividend policy marked by an increase in our 2024 annual dividend. The declaration, timing, amount and payment of future dividends remain at the discretion of the Board of Directors.

On March 14, 2024, the Board of Directors declared a dividend in the amount of $0.155 per common share, with this dividend being payable to shareholders of record on April 3, 2024 and is expected to be distributed on or about April 15, 2024. The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares based on the Average Market Price, as defined in the DRIP.

2024 and Long-Term Production Outlook Using Updated 2024 Commodity Price Assumptions

It is important to note that as gold outperformed all other metals during 2023, the assumed metal prices for 2024 results in lower gold equivalency calculations1 in 2024 compared to 2023.

Metal	2023 Actual Production[1,5]	2024 Production Guidance[5]	2028 Target Production Guidance[5]	2029-2033 Average Annual Production Guidance[5]
Gold Ounces	374,585	325,000 to 370,000
Silver Ounces (‘000s)	17,176	18,500 to 20,500
Other Metals (GEOs5)	12,275	12,000 to 15,000
Gold Equivalent Ounces[5,11]	584,389	550,000 to 620,000	Over 800,000	Over 850,000

2024 and long-term GEOs based on $2,000 / oz gold, $23 / oz silver, $1,000 / oz palladium, $950 / oz platinum, and $13 / lb cobalt.

In 2024, GEO5 production is forecast to be consistent with levels achieved in 2023, as expected stronger attributable production from Peñasquito and Voisey’s Bay is forecast to be offset by lower production from Salobo, the suspension of operations at Minto, and the temporary halting of production at Aljustrel. Attributable production is forecast to increase at Peñasquito as a result of uninterrupted operations, and at Voisey’s Bay due to the ongoing transition from the Ovoid pit to the underground mines. Attributable production is forecast to decrease slightly at Salobo due to lower grades as per the mine plan, which are expected to partially offset increasing throughput as the Salobo III expansion project continues toward completion. In addition, the Company anticipates production from the Blackwater project to commence in the fourth quarter of 2024.

On May 13, 2023, it was announced that operations at the Minto Mine had been suspended, and the Yukon Government had assumed care and control of the site. On September 12, 2023, it was announced that as a result of low zinc prices, the production of zinc and lead concentrates at the Aljustrel Mine would be halted from September 24, 2023, until the second quarter of 2025. Combined, the removal of production from Minto and Aljustrel accounts for a 25,000 GEO5 reduction in 2024 production guidance.

Long-Term Production Outlook

Historically, Wheaton has provided 5 and 10-year averages for its long-term guidance, however, the Company has elected to introduce a 5-year target (2028), in addition to an annual average for years 6 through 10 (i.e. 2029-2033), with a goal of providing increased granularity and further transparency of our expected growth trajectory.

Production is forecast to increase by approximately 40% over the next five years to over 800,000 GEOs5 by 2028, primarily due to growth from Operating assets including Salobo, Antamina, Peñasquito, Voisey’s Bay and Marmato; Development projects which are in-construction and/or permitted including Blackwater, Platreef, Goose, Mineral Park, Fenix, Curipamba and Santo Domingo; and Pre-development projects including Marathon and Copper World, for which production is anticipated towards the latter end of the five-year forecast period.

From 2029 to 2033, attributable production is forecast to average over 850,000 GEOs5 in the five-year period and incorporates additional incremental production from pre-development assets including Cangrejos, Kudz ze Kayah, Curraghinalt, Victor and Kutcho projects, in addition to the Brewery Creek, Black Pine and Mt. Todd royalties.

Not included in Wheaton’s long-term forecast and instead classified as ‘optionality’, includes potential future production from Pascua Lama, Navidad, Toroparu, Cotabambas, Metates, DeLamar and additional expansions at Salobo outside of the Salobo III mine expansion project.

About Wheaton Precious Metals Corp.

Wheaton is the world’s premier precious metals streaming company with the highest-quality portfolio of long-life, low-cost assets. Its business model offers investors commodity price leverage and exploration upside but with a much lower risk profile than a traditional mining company. Wheaton delivers amongst the highest cash operating margins in the mining industry, allowing it to pay a competitive dividend and continue to grow through accretive acquisitions. As a result, Wheaton has consistently outperformed gold and silver, as well as other mining investments. Wheaton is committed to strong ESG practices and giving back to the communities where Wheaton and its mining partners operate. Wheaton creates sustainable value through streaming for all of its stakeholders.

In accordance with Wheaton Precious Metals™ Corp.’s (“Wheaton Precious Metals”, “Wheaton” or the “Company”) MD&A and Financial Statements, reference to the Company and Wheaton includes the Company’s wholly owned subsidiaries.

Webcast and Conference Call Details

A conference call will be held on Friday, March 15, 2024, starting at 8:00am PT (11:00 am ET) to discuss these results. To participate in the live call please use one of the following methods:

Dial toll free from Canada or the US:	1-888 664-6383

Dial from outside Canada or the US:	1-416-764-8650

Pass code:	768302#

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This earnings release should be read in conjunction with Wheaton Precious Metals’ MD&A and Financial Statements, which are available on the Company’s website at www.wheatonpm.com and have been posted on SEDAR+ at www.sedarplus.ca.

Mr. Wes Carson, P.Eng., Vice President, Mining Operations, Neil Burns, P.Geo., Vice President, Technical Services for Wheaton Precious Metals and Ryan Ulansky, P.Eng., Vice President, Engineering, are a “qualified person” as such term is defined under National Instrument 43-101, and have reviewed and approved the technical information disclosed in this news release (specifically Mr. Carson has reviewed production figures, Mr. Burns has reviewed mineral resource estimates and Mr. Ulansky has reviewed the mineral reserve estimates).

Wheaton Precious Metals believes that there are no significant differences between its corporate governance practices and those required to be followed by United States domestic issuers under the NYSE listing standards. This confirmation is located on the Wheaton Precious Metals website at http://www.wheatonpm.com/Company/corporate-governance/default.aspx.

For further information:

Investor Contact

Emma Murray

Vice President, Investor Relations

Tel: 1-844-288-9878

Email: info@wheatonpm.com

Media Contact

Simona Antolak

Vice President, Communications & Corporate Affairs

Tel: 604-639-9870

Email: simona.antolak@wheatonpm.com

Consolidated Statements of Earnings

	Years Ended December 31

(US dollars and shares in thousands, except per share amounts)	2023	2022

Sales	$1,016,045	$1,065,053

Cost of sales

Cost of sales, excluding depletion	$228,171	$267,621

Depletion	214,434	231,952

Total cost of sales	$442,605	$499,573

Gross margin	$573,440	$565,480

General and administrative expenses	38,165	35,831

Share based compensation	22,744	20,060

Donations and community investments	7,261	6,296

Impairment reversal of mineral stream interests	-	(8,611)

Earnings from operations	$505,270	$511,904

Gain on disposal of mineral stream interests	5,027	155,868

Other income (expense)	34,271	7,449

Earnings before finance costs and income taxes	$544,568	$675,221

Finance costs	5,510	5,586

Earnings before income taxes	$539,058	$669,635

Income tax expense	1,414	509

Net earnings	$537,644	$669,126

Basic earnings per share	$1.187	$1.482

Diluted earnings per share	$1.186	$1.479

Weighted average number of shares outstanding

Basic	452,814	451,570

Diluted	453,463	452,344

Consolidated Balance Sheets

	As at December 31	As at December 31
(US dollars in thousands)	2023	2022

Assets

Current assets

Cash and cash equivalents	$546,527	$696,089

Accounts receivable	10,078	10,187

Cobalt inventory	1,372	10,530

Income taxes receivable	5,935	-

Other	3,499	3,287

Total current assets	$567,411	$720,093

Non-current assets

Mineral stream interests	$6,122,441	$5,707,019

Early deposit mineral stream interests	47,093	46,092

Mineral royalty interests	13,454	6,606

Long-term equity investments	246,678	256,095

Property, plant and equipment	7,638	4,210

Other	26,470	19,791

Total non-current assets	$6,463,774	$6,039,813

Total assets	$7,031,185	$6,759,906

Liabilities

Current liabilities

Accounts payable and accrued liabilities	$13,458	$12,570

Income taxes payable	-	2,763

Current portion of performance share units	12,013	14,566

Current portion of lease liabilities	604	818

Total current liabilities	$26,075	$30,717

Non-current liabilities

Performance share units	$9,113	$6,673

Lease liabilities	5,625	1,152

Deferred income taxes	232	165

Pension liability	4,624	3,524

Total non-current liabilities	$19,594	$11,514

Total liabilities	$45,669	$42,231

Shareholders’ equity

Issued capital	$3,777,323	$3,752,662

Reserves	(40,091)	66,547

Retained earnings	3,248,284	2,898,466

Total shareholders’ equity	$6,985,516	$6,717,675

Total liabilities and shareholders’ equity	$7,031,185	$6,759,906

Consolidated Statements of Cash Flows

	Years Ended December 31

(US dollars in thousands)	2023	2022

Operating activities

Net earnings	$537,644	$669,126

Adjustments for

Depreciation and depletion	215,926	233,539

Gain on disposal of mineral stream interest	(5,027)	(155,868)

Impairment reversal of mineral stream interests	-	(8,611)

Interest expense	207	91

Equity settled stock based compensation	6,438	5,846

Performance share units - expense	16,306	14,214

Performance share units - paid	(16,675)	(18,410)

Pension expense	1,122	1,033

Pension paid	(116)	-

Income tax expense (recovery)	1,414	509

Loss (gain) on fair value adjustment of share purchase warrants held	31	1,033

Investment income recognized in net earnings	(37,178)	(6,774)

Other	1,227	67

Change in non-cash working capital	1,912	1,573

Cash generated from operations before income taxes and interest	$723,231	$737,368

Income taxes paid	(6,192)	(171)

Interest paid	(187)	(93)

Interest received	33,957	6,320

Cash generated from operating activities	$750,809	$743,424

Financing activities

Credit facility extension fees	$(859)	$(1,357)

Share purchase options exercised	12,415	10,368

Lease payments	(691)	(800)

Dividends paid	(265,109)	(237,097)

Cash used for financing activities	$(254,244)	$(228,886)

Investing activities

Mineral stream interests	$(663,528)	$(151,929)

Early deposit mineral stream interests	(1,000)	(1,500)

Mineral royalty interest	(6,833)	-

Net proceeds on disposal of mineral stream interests	46,400	131,763

Acquisition of long-term investments	(17,447)	(22,768)

Proceeds on disposal of long-term investments	202	-

Investment in subscription rights	(4,510)	-

Dividends received	2,317	453

Other	(2,247)	(316)

Cash (used for) generated from investing activities	$(646,646)	$(44,297)

Effect of exchange rate changes on cash and cash equivalents	$519	$(197)

(Decrease) increase in cash and cash equivalents	$(149,562)	$470,044

Cash and cash equivalents, beginning of year	696,089	226,045

Cash and cash equivalents, end of year	$546,527	$696,089

Summary of Units Produced

	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022

Gold ounces produced ²

Salobo	71,778	69,045	54,804	43,677	37,939	44,212	34,129	44,883

Sudbury [3]	6,256	3,857	5,818	6,203	5,270	3,437	5,289	5,362

Constancia	22,292	19,003	7,444	6,905	10,496	7,196	8,042	6,311

San Dimas [4]	10,024	9,995	11,166	10,754	10,037	11,808	10,044	10,461

Stillwater [5]	2,341	2,454	2,017	1,960	2,185	1,833	2,171	2,497

Other

Marmato	668	673	639	457	533	542	778	477

777 [6]	-	-	-	-	-	-	3,509	4,003

Minto	-	-	1,292	3,063	2,567	3,050	2,480	4,060

Total Other	668	673	1,931	3,520	3,100	3,592	6,767	8,540

Total gold ounces produced	113,359	105,027	83,180	73,019	69,027	72,078	66,442	78,054

Silver ounces produced [2]

Peñasquito [7]	1,036	-	1,744	2,076	1,761	2,017	2,089	2,219

Antamina	1,030	894	984	872	1,067	1,327	1,330	1,210

Constancia	836	697	420	552	655	564	584	506

Other

Los Filos	28	28	28	45	14	21	35	42

Zinkgruvan	510	785	374	632	664	642	739	577

Neves-Corvo	573	486	407	436	369	323	345	344

Aljustrel [8]	-	327	279	343	313	246	292	287

Cozamin	185	165	184	141	157	179	169	186

Marmato	10	11	7	8	9	7	7	11

Yauliyacu [9]	-	-	-	-	261	463	756	637

Minto	-	-	14	29	33	33	26	45

Keno Hill [10]	-	-	-	-	-	-	48	20

777 [6]	-	-	-	-	-	-	80	91

Total Other	1,306	1,802	1,293	1,634	1,820	1,914	2,497	2,240

Total silver ounces produced	4,208	3,393	4,441	5,134	5,303	5,822	6,500	6,175

Palladium ounces produced ²

Stillwater [5]	4,209	4,006	3,880	3,705	3,869	3,229	3,899	4,488

Cobalt pounds produced ²

Voisey’s Bay	215	183	152	124	128	226	136	234

GEOs produced [11]	174,222	154,786	146,104	144,497	142,887	153,025	155,932	164,911

Average payable rate [2]

Gold	95.1%	95.4%	95.1%	95.1%	94.9%	95.1%	95.1%	95.2%

Silver	82.9%	78.3%	83.7%	83.1%	84.2%	86.3%	86.5%	87.0%

Palladium	95.9%	93.6%	94.1%	96.0%	91.7%	95.0%	94.6%	92.7%

Cobalt	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%

GEO [11]	91.5%	90.5%	90.6%	89.6%	89.6%	90.6%	90.7%	91.0%

1)	All figures in thousands except gold and palladium ounces produced.
2)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures and payable rates are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures and payable rates may be updated in future periods as additional information is received.

3)	Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests.
4)

Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated. For reference, attributable silver production from prior periods is as follows: Q4 2023 - 378,000 ounces; Q3 2023 - 387,000 ounces; Q2 2023 - 423,000 ounces; Q1 2023 - 401,000 ounces; Q4 2022 - 348,000 ounces; Q3 2022 - 412,000 ounces; Q2 2022 - 382,000 ounces; Q1 2022 - 408,000 ounces.

5)	Comprised of the Stillwater and East Boulder gold and palladium interests.
6)	On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced.
7)	There was a temporary suspension of operations at Peñasquito due to a labour strike which ran from June 7, 2023 to October 13, 2023.
8)	On September 12, 2023, it was announced that the production of the zinc and lead concentrates at the Aljustrel mine will be halted from September 24, 2023 until the second quarter of 2025.
9)	On December 14, 2022 the Company terminated the Yauliyacu PMPA in exchange for a cash payment of $132 million.
10)	On September 7, 2022, the Company terminated the Keno Hill PMPA in exchange for $141 million of Hecla common stock.
11)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,850 per ounce gold; $24.00 per ounce silver; $1,800 per ounce palladium; and $18.75 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2023.

Summary of Units Sold

	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022	Q2 2022	Q1 2022

Gold ounces sold

Salobo	76,656	44,444	46,030	35,966	41,029	31,818	48,515	42,513

Sudbury [2]	5,011	4,836	4,775	4,368	4,988	5,147	7,916	3,712

Constancia	19,925	12,399	9,619	6,579	6,013	6,336	7,431	10,494

San Dimas	10,472	9,695	11,354	10,651	10,943	10,196	10,633	10,070

Stillwater [3]	2,314	1,985	2,195	2,094	1,783	2,127	2,626	2,628

Other

Marmato	633	792	467	480	473	719	781	401

777	-	275	153	126	785	3,098	3,629	4,388

Minto	-	-	701	2,341	2,982	2,559	2,806	3,695

Total Other	633	1,067	1,321	2,947	4,240	6,376	7,216	8,484

Total gold ounces sold	115,011	74,426	75,294	62,605	68,996	62,000	84,337	77,901

Silver ounces sold

Peñasquito	442	453	1,913	1,483	2,066	1,599	2,096	2,188

Antamina	1,091	794	963	814	1,114	1,155	1,177	1,468

Constancia	665	435	674	366	403	498	494	644

Other

Los Filos	24	30	37	34	16	24	41	42

Zinkgruvan	449	714	370	520	547	376	650	355

Neves-Corvo	268	245	132	171	80	105	167	204

Aljustrel	86	142	182	205	156	185	123	145

Cozamin	141	139	150	119	150	154	148	177

Marmato	9	11	7	7	7	8	11	8

Yauliyacu	-	-	-	-	337	1,005	817	44

Stratoni	-	-	-	-	-	-	(2)	133

Minto	-	-	7	29	23	22	21	31

Keno Hill	-	-	-	1	1	30	30	27

777	-	2	2	-	35	73	75	87

Total Other	977	1,283	887	1,086	1,352	1,982	2,081	1,253

Total silver ounces sold	3,175	2,965	4,437	3,749	4,935	5,234	5,848	5,553

Palladium ounces sold

Stillwater [3]	3,339	4,242	3,392	2,946	3,396	4,227	3,378	4,075

Cobalt pounds sold

Voisey’s Bay	288	198	265	323	187	115	225	511

GEOs sold [4]	162,360	119,030	138,835	117,383	138,218	135,179	165,766	159,082

Cumulative payable units PBND [5]

Gold ounces	99,767	106,947	81,148	77,377	70,562	74,053	67,529	88,679

Silver ounces	1,817	1,504	1,812	2,531	2,013	2,481	2,694	2,922

Palladium ounces	6,666	5,607	6,122	5,751	5,098	5,041	6,267	5,535

Cobalt pounds	356	377	251	285	258	403	280	550

GEO [4]	133,439	135,731	113,144	118,702	104,247	115,220	111,417	137,548

Inventory on hand

Cobalt pounds	88	155	310	398	633	556	582	410

1)	All figures in thousands except gold and palladium ounces sold.
2)	Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests.
3)	Comprised of the Stillwater and East Boulder gold and palladium interests.
4)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,850 per ounce gold; $24.00 per ounce silver; $1,800 per ounce palladium; and $18.75 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2023.

5)

Payable gold, silver and palladium ounces as well as cobalt pounds produced but not yet delivered (“PBND”) are based on management estimates. These figures may be updated in future periods as additional information is received.

Results of Operations

The operating results of the Company’s reportable operating segments are summarized in the tables and commentary below.

Three Months Ended December 31, 2023
	Units Produced²	Units Sold	Average Realized Price ($‘s Per Unit)		Average Cash Cost ($‘s Per Unit) [3]			Average Depletion ($‘s Per Unit)		Sales	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	71,778	76,656		$2,005		$420			$393	$153,717	$91,390	$121,491	$2,681,419

Sudbury [4]	6,256	5,011		2,023		400			1,145	10,137	2,394	8,134	262,485

Constancia	22,292	19,925		2,005		420			316	39,954	25,288	31,578	80,265

San Dimas	10,024	10,472		2,005		631			279	20,999	11,479	14,395	144,722

Stillwater	2,341	2,314		2,005		352			510	4,640	2,645	3,826	211,469

Other [5]	668	633		2,005		350			527	1,269	714	1,047	603,689

	113,359	115,011		$2,006		$437			$405	$230,716	$133,910	$180,471	$3,984,049

Silver

Peñasquito	1,036	442		$23.87		$4.43			$4.06	$10,547	$6,794	$8,589	$276,232

Antamina	1,030	1,091		23.87		4.73			7.06	26,043	13,190	20,887	519,530

Constancia	836	665		23.87		6.20			6.24	15,879	7,601	11,755	179,583

Other [6]	1,306	977		23.55		4.82			3.22	22,996	15,138	18,909	582,113

	4,208	3,175		$23.77		$5.02			$5.29	$75,465	$42,723	$60,140	$1,557,458

Palladium

Stillwater	4,209	3,339		$1,070		$198			$445	$3,574	$1,426	$2,912	$220,667

Platinum

Marathon	-	-	$	n.a.	$	n.a.		$	n.a.	$-	$-	$-	$9,451

Cobalt

Voisey’s Bay	215	288		$12.92		$3.14	[7]		$12.80	$3,716	$(871)	$2,016	$350,816

Operating results										$313,471	$177,188	$245,539	$6,122,441

Other

General and administrative											$(9,244)	$(6,490)

Share based compensation											(6,527)	-

Donations and community investments											(2,208)	(2,143)

Finance costs											(1,371)	(1,083)

Other											7,311	7,351

Income tax											3,286	(948)

Total other											$(8,753)	$(3,313)	$908,744

											$168,435	$242,226	$7,031,185

1)

Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)

Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests and the non-operating Stobie and Victor gold interests.
5)

Other gold interests comprised of the operating Marmato gold interest as well as the non-operating Minto, Copper World, 777, Santo Domingo, Fenix, Blackwater, Curipamba, Marathon, Goose, Cangrejos and Curraghinalt gold interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine.

6)

Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Marmato and Cozamin silver interests as well as the non-operating Stratoni, Aljustrel, Minto, Pascua-Lama, Copper World, 777, Navidad, Blackwater, Curipamba and Mineral Park silver interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine. On September 12, 2023, it was announced that the production of zinc and lead concentrates at Aljustrel will be halted from September 24, 2023 until the second quarter of 2025.

7)

Cash cost per pound of cobalt sold during the fourth quarter of 2023 was net of a previously recorded inventory write-down of $0.02 million, resulting in a decrease of $0.08 per pound of cobalt sold. The inventory which was written down in 2022 was fully sold during 2023, and no further inventory write down was required during 2023. The Company reflects the cobalt inventory at the lower of cost and net realizable value, and will continue to monitor the market price of cobalt relative to the carrying value of the inventory at each reporting period.

On a gold equivalent basis, results for the Company for the three months ended December 31, 2023 were as follows:

Three Months Ended December 31, 2023

	Ounces Produced [1]	Ounces Sold	Average Realized Price ($‘s Per Ounce)	Average Cash Cost ($‘s Per Ounce) [2]	Cash Operating Margin ($‘s Per Ounce) [3]	Average Depletion ($‘s Per Ounce)	Gross Margin ($‘s Per Ounce)

Gold equivalent basis [4]	174,222	162,360	$1,931	$417	$1,514	$422	$1,092

1)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
3)	Refer to discussion on non-IFRS measure (iv) at the end of this press release.
4)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,850 per ounce gold; $24.00 per ounce silver; $1,800 per ounce palladium; and $18.75 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2023.

Three Months Ended December 31, 2022
	Units Produced²	Units Sold	Average Realized Price ($‘s Per Unit)		Average Cash Cost ($‘s Per Unit) [3]			Average Depletion ($‘s Per Unit)		Sales	Impairment (Charges) Reversals / Gain on Disposal [4]	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	37,939	41,029		$1,727		$416			$334	$70,878	$-	$40,110	$53,800	$2,383,262

Sudbury [5]	5,270	4,988		1,712		400			1,092	8,538	-	1,095	7,809	283,416

Constancia	10,496	6,013		1,727		416			271	10,388	-	6,255	7,885	95,583

San Dimas	10,037	10,943		1,727		624			260	18,903	-	9,231	12,071	155,865

Stillwater	2,185	1,783		1,727		309			429	3,080	-	1,765	2,530	215,852

Other [6]	3,100	4,240		1,713		894			59	7,264	(1,719)	1,505	4,697	494,143

	69,027	68,996		$1,725		$475			$357	$119,051	$(1,719)	$59,961	$88,792	$3,628,121

Silver

Peñasquito	1,761	2,066		$21.28		$4.36			$3.57	$43,949	$-	$27,577	$34,943	$293,674

Antamina	1,067	1,114		21.28		4.33			7.06	23,701	-	11,009	18,872	545,368

Constancia	655	403		21.28		6.14			6.35	8,572	-	3,538	6,098	192,947

Other [7]	1,820	1,352		22.15		6.19			5.03	29,953	51,443	66,228	20,283	453,096

	5,303	4,935		$21.52		$5.00			$4.98	$106,175	$51,443	$108,352	$80,196	$1,485,085

Palladium

Stillwater	3,869	3,396		$1,939		$357			$399	$6,586	$-	$4,018	$5,373	$226,812

Platinum

Marathon	-	-	$	n.a.	$	n.a.		$	n.a.	$-	$-	$-	$-	$9,428

Cobalt

Voisey’s Bay	128	187		$22.62		$16.52	[8]		$13.72	$4,239	$-	$(1,426)	$3,766	$357,573

Operating results										$236,051	$49,724	$170,905	$178,127	$5,707,019

Other

General and administrative												$(8,383)	$(6,385)

Share based compensation												(8,474)	-

Donations and community investments												(2,916)	(2,729)

Finance costs												(1,377)	(1,028)

Other												4,000	4,073

Income tax												12,370	(30)

Total other												$(4,780)	$(6,099)	$1,052,887

												$166,125	$172,028	$6,759,906

1)

Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)

Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	The gain on disposal of Other silver interests relates to the termination of the Yauliyacu PMPA, while the impairment of Other gold interests relates to the 777 PMPA.
5)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
6)

Other gold interests comprised of the operating Minto and Marmato gold interests as well as the non-operating 777, Copper World, Santo Domingo, Blackwater, Fenix, Goose, Marathon and Curipamba gold interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine.

7)

Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Aljustrel, Minto, Cozamin and Marmato silver interests, the non-operating 777, Loma de La Plata, Stratoni, Pascua-Lama, Copper World, Blackwater and Curipamba silver interests and the previously owned Yauliyacu silver interest. The Stratoni mine was placed into care and maintenance during Q4-2021. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine. On September 12, 2023, it was announced that the production of zinc and lead concentrates at Aljustrel will be halted from September 24, 2023 until the second quarter of 2025. On December 14, 2022 the Yauliyacu PMPA was terminated in exchange for a cash payment of $132 million.

8)

Cash cost per pound of cobalt sold during the fourth quarter of 2022 includes an inventory write-down of $1.6 million, resulting in an increase of $8.71 per pound of cobalt sold. The Company reflects the cobalt inventory at the lower of cost and net realizable value, and will continue to monitor the market price of cobalt relative to the carrying value of the inventory at each reporting period.

On a gold equivalent basis, results for the Company for the three months ended December 31, 2022 were as follows:

Three Months Ended December 31, 2022

	Ounces Produced [1]	Ounces Sold	Average Realized Price ($‘s Per Ounce)	Average Cash Cost ($‘s Per Ounce) [2]	Cash Operating Margin ($‘s Per Ounce) [3]	Average Depletion ($‘s Per Ounce)	Gross Margin ($‘s Per Ounce)

Gold equivalent basis [4]	142,887	138,218	$1,708	$447	$1,261	$384	$877

1)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
3)	Refer to discussion on non-IFRS measure (iv) at the end of this press release.
4)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,850 per ounce gold; $24.00 per ounce silver; $1,800 per ounce palladium; and $18.75 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2023.

Year Ended December 31, 2023
	Units Produced²	Units Sold	Average Realized Price ($‘s Per Unit)		Average Cash Cost ($‘s Per Unit) [3]			Average Depletion ($‘s Per Unit)		Sales	Gain on Disposal [4]	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	239,304	203,096		$1,969		$420			$354	$399,936	$-	$242,676	$314,555	$2,681,419

Sudbury [5]	22,134	18,990		1,971		400			1,102	37,432	-	8,905	29,554	262,485

Constancia	55,644	48,522		1,972		419			316	95,672	-	60,039	75,357	80,265

San Dimas	41,939	42,172		1,960		628			264	82,656	-	45,014	56,157	144,722

Stillwater	8,772	8,588		1,961		348			510	16,842	-	9,470	13,853	211,469

Other [6]	6,792	5,968		1,942		1,037			209	11,593	-	4,152	5,137	603,689

	374,585	327,336		$1,968		$455			$382	$644,131	$-	$370,256	$494,613	$3,984,049

Silver

Peñasquito	4,856	4,291		$23.66		$4.43			$4.06	$101,514	$-	$65,062	$82,504	$276,232

Antamina	3,780	3,662		23.72		4.70			7.06	86,855	-	43,814	69,652	519,530

Constancia	2,505	2,140		23.79		6.17			6.24	50,913	-	24,352	37,716	179,583

Other [7]	6,035	4,233		23.47		5.41			2.92	99,312	5,027	69,106	74,272	582,113

	17,176	14,326		$23.64		$5.05			$4.82	$338,594	$5,027	$202,334	$264,144	$1,557,458

Palladium

Stillwater	15,800	13,919		$1,329		$241			$441	$18,496	$-	$8,991	$15,135	$220,667

Platinum

Marathon	-	-	$	n.a.	$	n.a.		$	n.a.	$-	$-	$-	$-	$9,451

Cobalt

Voisey’s Bay	673	1,074		$13.81		$3.30	[8]		$13.41	$14,824	$-	$(3,114)	$15,071	$350,816

Operating results										$1,016,045	$5,027	$578,467	$788,963	$6,122,441

Other

General and administrative												$(38,165)	$(36,025)

Share based compensation												(22,744)	(16,675)

Donations and community investments												(7,261)	(7,039)

Finance costs												(5,510)	(4,230)

Other												34,271	32,007

Income tax												(1,414)	(6,192)

Total other												$(40,823)	$(38,154)	$908,744

												$537,644	$750,809	$7,031,185

1)

Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)

Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	The gain on disposal of Other silver interests relates to the gain on the buyback of 33% of the Goose PMPA.
5)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests and the non-operating Stobie and Victor gold interests.
6)

Other gold interests comprised of the operating Marmato gold interest as well as the non-operating Minto, Copper World, 777, Santo Domingo, Fenix, Blackwater, Curipamba, Marathon, Goose, Cangrejos and Curraghinalt gold interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine.

7)

Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Marmato and Cozamin silver interests as well as the non-operating Stratoni, Aljustrel, Minto, Pascua-Lama, Copper World, 777, Navidad, Blackwater, Curipamba and Mineral Park silver interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine. On September 12, 2023, it was announced that the production of zinc and lead concentrates at Aljustrel will be halted from September 24, 2023 until the second quarter of 2025.

8)

Cash cost per pound of cobalt sold during the year ended December 31, 2023 was net of a previously recorded inventory write-down of $1.6 million, resulting in a decrease of $0.91 per pound of cobalt sold. The inventory which was written down in 2022 was fully sold during 2023, and no further inventory write down was required during 2023. The Company reflects the cobalt inventory at the lower of cost and net realizable value and will continue to monitor the market price of cobalt relative to the carrying value of the inventory at each reporting period.

On a gold equivalent basis, results for the Company for the year ended December 31, 2023 were as follows:

Year Ended December 31, 2023
	Ounces Produced [1]	Ounces Sold	Average Realized Price ($‘s Per Ounce)	Average Cash Cost ($‘s Per Ounce) [2]	Cash Operating Margin ($‘s Per Ounce) [3]	Average Depletion ($‘s Per Ounce)	Gross Margin ($‘s Per Ounce)

Gold equivalent basis [4]	619,608	537,608	$1,890	$424	$1,466	$399	$1,067

1)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
3)	Refer to discussion on non-IFRS measure (iv) at the end of this press release.
4)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,850 per ounce gold; $24.00 per ounce silver; $1,800 per ounce palladium; and $18.75 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2023.

Year Ended December 31, 2022
	Units Produced²	Units Sold	Average Realized Price ($‘s Per Unit)		Average Cash Cost ($‘s Per Unit) [3]			Average Depletion ($‘s Per Unit)		Sales	Impairment (Charges) Reversals / Gain on Disposal [4]	Net Earnings	Cash Flow From Operations	Total Assets

Gold

Salobo	161,163	163,875		$1,807		$416			$334	$296,145	$-	$173,257	$227,933	$2,383,262

Sudbury [5]	19,358	21,763		1,802		400			1,091	39,211	-	6,752	30,789	283,416

Constancia	32,045	30,274		1,812		414			271	54,868	-	34,142	42,348	95,583

San Dimas	42,350	41,842		1,798		623			260	75,238	-	38,327	49,186	155,865

Stillwater	8,686	9,164		1,810		325			429	16,583	-	9,667	13,600	215,852

Other [6]	21,999	26,316		1,811		760			48	47,653	(1,719)	24,687	27,610	494,143

	285,601	293,234		$1,806		$472			$350	$529,698	$(1,719)	$286,832	$391,466	$3,628,121

Silver

Peñasquito	8,086	7,949		$21.97		$4.36			$3.57	$174,635	$-	$111,634	$139,978	$293,674

Antamina	4,934	4,914		21.94		4.40			7.06	107,794	-	51,488	85,824	545,368

Constancia	2,309	2,039		21.97		6.10			6.35	44,798	-	19,421	32,358	192,947

Other [7]	8,471	6,668		21.56		6.95			5.50	143,776	166,198	226,995	96,251	453,096

	23,800	21,570		$21.84		$5.33			$5.22	$471,003	$166,198	$409,538	$354,411	$1,485,085

Palladium

Stillwater	15,485	15,076		$2,133		$377			$399	$32,160	$-	$20,455	$26,472	$226,812

Platinum

Marathon	-	-	$	n.a	$	n.a		$	n.a	$-	$-	$-	$-	$9,428

Cobalt

Voisey’s Bay	724	1,038		$31.00		$8.10	[8]		$10.26	$32,192	$-	$13,134	$28,178	$357,573

Operating results										$1,065,053	$164,479	$729,959	$800,527	$5,707,019

Other

General and administrative												$(35,831)	$(35,073)

Share based compensation												(20,060)	(18,411)

Donations and community investments												(6,296)	(5,706)

Finance costs												(5,586)	(4,135)

Other												7,449	6,393

Income tax												(509)	(171)

Total other												$(60,833)	$(57,103)	$1,052,887

												$669,126	$743,424	$6,759,906

1)

Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)

Quantity produced represents the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	The gain on disposal of Other silver interests relates to the termination of the Keno Hill and Yauliyacu PMPAs, while the impairment of Other gold interests relates to the 777 PMPA.
5)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
6)

Other gold interests comprised of the operating Minto and Marmato gold interests as well as the non-operating 777, Copper World, Santo Domingo, Blackwater, Fenix, Goose, Marathon and Curipamba gold interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine.

7)

Other silver interests comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Aljustrel, Minto, Cozamin and Marmato silver interests, the non-operating 777, Loma de La Plata, Stratoni, Pascua-Lama, Copper World, Blackwater and Curipamba silver interests and the previously owned Yauliyacu and Keno Hill silver interests. The Stratoni mine was placed into care and maintenance during Q4-2021. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On May 13, 2023, Minto announced the suspension of operations at the Minto mine. On September 12, 2023, it was announced that the production of zinc and lead concentrates at Aljustrel will be halted from September 24, 2023 until the second quarter of 2025. On September 7, 2022, the Keno Hill PMPA was terminated in exchange for $141 million of Hecla common stock. On December 14, 2022 the Yauliyacu PMPA was terminated in exchange for a cash payment of $132 million.

8)

Cash cost per pound of cobalt sold during the fourth quarter of 2022 includes an inventory write-down of $1.6 million, resulting in an increase of $1.60 per pound of cobalt sold. The Company reflects the cobalt inventory at the lower of cost and net realizable value, and will continue to monitor the market price of cobalt relative to the carrying value of the inventory at each reporting period.

On a gold equivalent basis, results for the Company for the year ended December 31, 2022 were as follows:

Year Ended December 31, 2022
	Ounces Produced [1]	Ounces Sold	Average Realized Price ($‘s Per Ounce)	Average Cash Cost ($‘s Per Ounce) [2]	Cash Operating Margin ($‘s Per Ounce) [3]	Average Depletion ($‘s Per Ounce)	Gross Margin ($‘s Per Ounce)

Gold equivalent basis [4]	616,755	598,244	$1,780	$447	$1,333	$388	$945

1)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Refer to discussion on non-IFRS measure (iv) at the end of this press release.
5)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,850 per ounce gold; $24.00 per ounce silver; $1,800 per ounce palladium; and $18.75 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2023.

Non-IFRS Measures

Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) adjusted net earnings and adjusted net earnings per share; (ii) operating cash flow per share (basic and diluted); (iii) average cash costs of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis; and (iv) cash operating margin.

i.

Adjusted net earnings and adjusted net earnings per share are calculated by removing the effects of non-cash impairment charges (reversals) (if any), non-cash fair value (gains) losses and other one-time (income) expenses as well as the reversal of non-cash income tax expense (recovery) which is offset by income tax expense (recovery) recognized in the Statements of Shareholders’ Equity and OCI, respectively. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance.

The following table provides a reconciliation of adjusted net earnings and adjusted net earnings per share (basic and diluted).

	Three Months Ended December 31		Years Ended December 31

(in thousands, except for per share amounts)	2023	2022	2023	2022

Net earnings	$168,435	$166,125	$537,644	$669,126

Add back (deduct):

Impairment charge (reversal)	-	1,719	-	(8,611)

Gain on disposal of Mineral Stream Interest	-	(51,443)	(5,027)	(155,868)

Gain (loss) on fair value adjustment of share purchase warrants held	(217)	(67)	31	1,033

Income tax (expense) recovery recognized in the Statement of Shareholders’ Equity	-	-	-	4,143

Income tax (expense) recovery recognized in the Statement of OCI	(3,487)	(7,214)	3,719	(6,513)

Income tax recovery related to prior year disposal of Mineral Stream Interest	-	(5,376)	(2,672)	2,404

Other	(162)	-	(644)	(802)

Adjusted net earnings	$164,569	$103,744	$533,051	$504,912

Divided by:

Basic weighted average number of shares outstanding	453,010	452,070	452,814	451,570

Diluted weighted average number of shares outstanding	453,611	452,778	453,463	452,344

Equals:

Adjusted earnings per share - basic	$0.363	$0.229	$1.177	$1.118

Adjusted earnings per share - diluted	$0.363	$0.229	$1.176	$1.116

ii.

Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).

	Three Months Ended December 31		Years Ended December 31

(in thousands, except for per share amounts)	2023	2022	2023	2022

Cash generated by operating activities	$242,226	$172,028	$750,809	$743,424

Divided by:

Basic weighted average number of shares outstanding	453,010	452,070	452,814	451,570

Diluted weighted average number of shares outstanding	453,611	452,778	453,463	452,344

Equals:

Operating cash flow per share - basic	$0.535	$0.381	$1.658	$1.646

Operating cash flow per share - diluted	$0.534	$0.380	$1.656	$1.643

iii.

Average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis is calculated by dividing the total cost of sales, less depletion, by the ounces or pounds sold. In the precious metal mining industry, this is a common performance measure but does not have any standardized meaning prescribed by IFRS. In addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

The following table provides a calculation of average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis.

	Three Months Ended December 31		Years Ended December 31

(in thousands, except for gold and palladium ounces sold and per unit amounts)	2023	2022	2023	2022

Cost of sales	$136,283	$114,870	$442,605	$499,573

Less: depletion	(68,526)	(53,139)	(214,434)	(231,952)

Cash cost of sales	$67,757	$61,731	$228,171	$267,621

Cash cost of sales is comprised of:

Total cash cost of gold sold	$50,246	$32,749	$148,972	$138,468

Total cash cost of silver sold	15,945	24,674	72,296	115,058

Total cash cost of palladium sold	662	1,213	3,360	5,687

Total cash cost of cobalt sold	904	3,095	3,543	8,408

Total cash cost of sales	$67,757	$61,731	$228,171	$267,621

Divided by:

Total gold ounces sold	115,011	68,996	327,336	293,234

Total silver ounces sold	3,175	4,935	14,326	21,570

Total palladium ounces sold	3,339	3,396	13,919	15,076

Total cobalt pounds sold	288	187	1,074	1,038

Equals:

Average cash cost of gold (per ounce)	$437	$475	$455	$472

Average cash cost of silver (per ounce)	$5.02	$5.00	$5.05	$5.33

Average cash cost of palladium (per ounce)	$198	$357	$241	$377

Average cash cost of cobalt (per pound)	$3.14	$16.52	$3.30	$8.10

iv.

Cash operating margin is calculated by adding back depletion to the gross margin. Cash operating margin on a per ounce or per pound basis is calculated by dividing the cash operating margin by the number of ounces or pounds sold during the period. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis as well as to evaluate the Company’s ability to generate cash flow.

The following table provides a reconciliation of cash operating margin.

	Three Months Ended December 31		Years Ended December 31

(in thousands, except for gold and palladium ounces sold and per unit amounts)	2023	2022	2023	2022

Gross margin	$177,188	$121,181	$573,440	$565,480

Add back: depletion	68,526	53,139	214,434	231,952

Cash operating margin	$245,714	$174,320	$787,874	$797,432

Cash operating margin is comprised of:

Total cash operating margin of gold sold	$180,470	$86,302	$495,159	$391,230

Total cash operating margin of silver sold	59,520	81,501	266,298	355,945

Total cash operating margin of palladium sold	2,912	5,373	15,136	26,473

Total cash operating margin of cobalt sold	2,812	1,144	11,281	23,784

Total cash operating margin	$245,714	$174,320	$787,874	$797,432

Divided by:

Total gold ounces sold	115,011	68,996	327,336	293,234

Total silver ounces sold	3,175	4,935	14,326	21,570

Total palladium ounces sold	3,339	3,396	13,919	15,076

Total cobalt pounds sold	288	187	1,074	1,038

Equals:

Cash operating margin per gold ounce sold	$1,569	$1,250	$1,513	$1,334

Cash operating margin per silver ounce sold	$18.75	$16.52	$18.59	$16.51

Cash operating margin per palladium ounce sold	$872	$1,582	$1,088	$1,756

Cash operating margin per cobalt pound sold	$9.78	$6.10	$10.51	$22.90

1) Cash cost per pound of cobalt sold during the fourth quarter of 2023 was net of a previously recorded inventory write-down of $0.02 million (twelve months - $1.6 million), resulting in a decrease of $0.08 per pound of cobalt sold (twelve months - $0.91 per pound sold). Cash cost per pound of cobalt sold during the fourth quarter of 2022 includes an inventory write-down of $1.6 million (twelve months - $1.6 million), resulting in an increase of $8.71 per pound sold (twelve months - $1.60 per pound sold).

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For more detailed information, please refer to Wheaton’s MD&A available on the Company’s website at www.wheatonpm.com and posted on SEDAR+ at www.sedarplus.ca.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance of Wheaton and, in some instances, the business, mining operations and performance of Wheaton’s PMPA counterparties. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:

●	the future price of commodities;
●

the estimation of future production from the mineral stream interests and mineral royalty interests currently owned by the Company (the “Mining Operations”) (including in the estimation of production, mill throughput, grades, recoveries and exploration potential);

●	the estimation of mineral reserves and mineral resources (including the estimation of reserve conversion rates and the realization of such estimations);
●	the commencement, timing and achievement of construction, expansion or improvement projects by Wheaton’s PMPA counterparties at Mining Operations;
●

the payment of upfront cash consideration to counterparties under PMPAs, the satisfaction of each party’s obligations in accordance with PMPAs and the receipt by the Company of precious metals and cobalt production or other payments in respect of the applicable Mining Operations under PMPAs;

●

the ability of Wheaton’s PMPA counterparties to comply with the terms of a PMPA (including as a result of the business, mining operations and performance of Wheaton’s PMPA counterparties) and the potential impacts of such on Wheaton;

●	future payments by the Company in accordance with PMPAs, including any acceleration of payments;
●	the costs of future production;
●	the estimation of produced but not yet delivered ounces;
●	the future sales of Common Shares under, the amount of net proceeds from, and the use of the net proceeds from, the at-the-market equity program;
●	continued listing of the Common Shares on the LSE, NYSE and TSX;
●	any statements as to future dividends;
●	the ability to fund outstanding commitments and the ability to continue to acquire accretive PMPAs;
●	projected increases to Wheaton’s production and cash flow profile;
●	projected changes to Wheaton’s production mix;
●	the ability of Wheaton’s PMPA counterparties to comply with the terms of any other obligations under agreements with the Company;
●	the ability to sell precious metals and cobalt production;
●	confidence in the Company’s business structure;
●	the Company’s assessment of taxes payable, including the implementation of a 15% global minimum tax, and the impact of the CRA Settlement;
●	possible CRA domestic audits for taxation years subsequent to 2016 and international audits;
●	the Company’s assessment of the impact of any tax reassessments;
●	the Company’s intention to file future tax returns in a manner consistent with the CRA Settlement;
●	the Company’s climate change and environmental commitments; and
●	assessments of the impact and resolution of various legal and tax matters, including but not limited to audits.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

●	risks associated with fluctuations in the price of commodities (including Wheaton’s ability to sell its precious metals or cobalt production at acceptable prices or at all);
●

risks related to the Mining Operations (including fluctuations in the price of the primary or other commodities mined at such operations, regulatory, political and other risks of the jurisdictions in which the Mining Operations are located, actual results of mining, risks associated with exploration, development, operating, expansion and improvement at the Mining Operations, environmental and economic risks of the Mining Operations, and changes in project parameters as Mining Operations plans continue to be refined);

●

absence of control over the Mining Operations and having to rely on the accuracy of the public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;

●	risks related to the uncertainty in the accuracy of mineral reserve and mineral resource estimation;
●

risks related to the satisfaction of each party’s obligations in accordance with the terms of the Company’s PMPAs, including the ability of the companies with which the Company has PMPAs to perform their obligations under those PMPAs in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies, any acceleration of payments, estimated throughput and exploration potential;

●	risks relating to production estimates from Mining Operations, including anticipated timing of the commencement of production by certain Mining Operations;
●

Wheaton’s interpretation of, or compliance with, or application of, tax laws and regulations or accounting policies and rules, being found to be incorrect or the tax impact to the Company’s business operations being materially different than currently contemplated;

●	any challenge or reassessment by the CRA of the Company’s tax filings being successful and the potential negative impact to the Company’s previous and future tax filings;
●	risks in assessing the impact of the CRA Settlement (including whether there will be any material change in the Company’s facts or change in law or jurisprudence);
●

risks related to any potential amendments to Canada’s transfer pricing rules under the Income Tax Act (Canada) that may result from the Department of Finance’s consultation paper released June 6, 2023;

●

risks relating to the implementation of a 15% global minimum tax, including the draft legislation issued for consultation by the Canadian Federal Government on August 4, 2023 that would apply to the income of the Company’s non-Canadian subsidiaries and the legislation enacted in Luxembourg that applies to the income of the Company’s Luxembourg subsidiary as of January 1, 2024 and the Company and its other subsidiaries from January 1, 2025;

●	counterparty credit and liquidity risks;
●	mine operator and counterparty concentration risks;
●	indebtedness and guarantees risks;
●	hedging risk;
●	competition in the streaming industry risk;
●	risks relating to security over underlying assets;
●	risks relating to third-party PMPAs;
●	risks relating to revenue from royalty interests;
●	risks related to Wheaton’s acquisition strategy;
●	risks relating to third-party rights under PMPAs;
●	risks relating to future financings and security issuances;
●	risks relating to unknown defects and impairments;
●	risks related to governmental regulations;
●	risks related to international operations of Wheaton and the Mining Operations;
●	risks relating to exploration, development, operating, expansions and improvements at the Mining Operations;
●	risks related to environmental regulations;
●	the ability of Wheaton and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;
●	the ability of Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements;
●	lack of suitable supplies, infrastructure and employees to support the Mining Operations;
●	risks related to underinsured Mining Operations;
●

inability to replace and expand mineral reserves, including anticipated timing of the commencement of production by certain Mining Operations (including increases in production, estimated grades and recoveries);

●	uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;
●	the ability of Wheaton and the Mining Operations to obtain adequate financing;
●	the ability of the Mining Operations to complete permitting, construction, development and expansion;
●	challenges related to global financial conditions;
●	risks associated with environmental, social and governance matters;
●	risks related to fluctuations in commodity prices of metals produced from the Mining Operations other than precious metals or cobalt;
●	risks related to claims and legal proceedings against Wheaton or the Mining Operations;
●	risks related to the market price of the Common Shares of Wheaton;
●	the ability of Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;
●	risks related to interest rates;
●	risks related to the declaration, timing and payment of dividends;
●	risks related to access to confidential information regarding Mining Operations;
●	risks associated with multiple listings of the Common Shares on the LSE, NYSE and TSX;
●	risks associated with a possible suspension of trading of Common Shares;
●	risks associated with the sale of Common Shares under the at-the-market equity program, including the amount of any net proceeds from such offering of Common Shares and the use of any such proceeds;
●	equity price risks related to Wheaton’s holding of long-term investments in other companies;
●	risks relating to activist shareholders;
●	risks relating to reputational damage;
●	risks relating to expression of views by industry analysts;
●	risks related to the impacts of climate change and the transition to a low-carbon economy;
●	risks associated with the ability to achieve climate change and environmental commitments at Wheaton and at the Mining Operations;
●	risks related to ensuring the security and safety of information systems, including cyber security risks;

●	risks relating to generative artificial intelligence;
●	risks relating to compliance with anti-corruption and anti-bribery laws;
●	risks relating to corporate governance and public disclosure compliance;
●	risks of significant impacts on Wheaton or the Mining Operations as a result of an epidemic or pandemic;
●	risks related to the adequacy of internal control over financial reporting; and
●

other risks discussed in the section entitled “Description of the Business – Risk Factors” in Wheaton’s Annual Information Form available on SEDAR+ at www.sedarplus.ca and Wheaton’s Form 40-F for the year ended December 31, 2022 on file with the U.S. Securities and Exchange Commission on EDGAR (the “Disclosure”).

Forward-looking statements are based on assumptions management currently believes to be reasonable, including (without limitation):

●	that there will be no material adverse change in the market price of commodities;
●	that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;
●	that the mineral reserves and mineral resource estimates from Mining Operations (including reserve conversion rates) are accurate;
●	that public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations is accurate and complete;
●	that the production estimates from Mining Operations are accurate;
●	that each party will satisfy their obligations in accordance with the PMPAs;
●	that Wheaton will continue to be able to fund or obtain funding for outstanding commitments;
●	that Wheaton will be able to source and obtain accretive PMPAs;
●	that the terms and conditions of a PMPA are sufficient to recover liabilities owed to the Company;
●	that Wheaton has fully considered the value and impact of any third-party interests in PMPAs;
●	that expectations regarding the resolution of legal and tax matters will be achieved (including CRA audits involving the Company);
●	that Wheaton has properly considered the application of Canadian tax laws to its structure and operations;
●	that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax laws;
●	that Wheaton’s application of the CRA Settlement is accurate (including the Company’s assessment that there has been no material change in the Company’s facts or change in law or jurisprudence);
●	that Wheaton’s assessment of the tax exposure and impact on the Company and its subsidiaries of the implementation of a 15% global minimum tax is accurate;
●

that any sale of Common Shares under the at-the-market equity program will not have a significant impact on the market price of the Common Shares and that the net proceeds of sales of Common Shares, if any, will be used as anticipated;

●

that the trading of the Common Shares will not be adversely affected by the differences in liquidity, settlement and clearing systems as a result of multiple listings of the Common Shares on the LSE, the TSX and the NYSE;

●	that the trading of the Company’s Common Shares will not be suspended;
●	the estimate of the recoverable amount for any PMPA with an indicator of impairment;
●	that neither Wheaton nor the Mining Operations will suffer significant impacts as a result of an epidemic or pandemic; and
●	such other assumptions and factors as set out in the Disclosure.

There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing readers with information to assist them in understanding Wheaton’s expected financial and operational performance and may not be appropriate for other purposes. Any forward-looking statement speaks only as of the date on which it is made, reflects Wheaton’s management’s current beliefs based on current information and will not be updated except in accordance with applicable securities laws. Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended.

Cautionary Language Regarding Reserves and Resources

For further information on Mineral Reserves and Mineral Resources and on Wheaton more generally, readers should refer to Wheaton’s Annual Information Form for the year ended December 31, 2022, which was filed on March 31, 2023 and other continuous disclosure documents filed by Wheaton since January 1, 2023, available on SEDAR+ at www.sedarplus.ca. Wheaton’s Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The Company reports information regarding mineral properties, mineralization and estimates of mineral reserves and mineral resources in accordance with Canadian reporting requirements which are governed by, and utilize definitions required by, Canadian

National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). These definitions differ from the definitions adopted by the United States Securities and Exchange Commission (“SEC”) under the United States Securities Act of 1933, as amended (the “Securities Act”) which are applicable to U.S. companies. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted by the SEC. Accordingly, information contained herein that describes Wheaton’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in Wheaton’s Form 40-F, a copy of which may be obtained from Wheaton or from https://www.sec.gov/edgar.shtml.

End Notes

1 Please refer to non-IFRS measures at the end of this press release. Dividends declared in the referenced calendar quarter, relative to the financial results of the prior quarter. Details of the dividend can be found in the Wheaton’s news release date March 14, 2024, titled “Wheaton Precious Metals Declares Quarterly Dividend.”

2 Statements made in this section contain forward-looking information with respect to forecast production, funding outstanding commitments and continuing to acquire accretive mineral stream interests and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

3 Gold equivalent ounces for 2023 actual production and sales are calculated by converting silver, palladium and cobalt to a gold equivalent by using the following commodity price assumptions: $1,850 per ounce gold, $24 per ounce silver, $1,800 per ounce palladium, $1,100 per ounce platinum and $18.75 per pound cobalt.

4 Source: Company reports & S and P Capital IQ estimates of 2024 byproduct cost curves for gold, zinc/lead, copper, PGM, nickel & silver mines. Portfolio mine life based on recoverable reserves and resources as of Dec 31, 2022 and 2022 actual mill throughput and is weighted by individual reserve and resource category.

5 Gold equivalent forecast production for 2024 and the longer-term outlook are based on the following updated commodity price assumptions: $2,000 per ounce gold, $23 per ounce silver, $1,000 per ounce palladium, $950 per ounce of platinum and $13.00 per pound cobalt.

6 Total streaming and royalty agreements relate to the purchase of precious metals and cobalt relating to 18 mining assets which are currently operating, 23 which are at various stages of development and 4 of which have been placed in care and maintenance or have been closed.

7 Under the Platreef PMPA, Wheaton International will be entitled to purchase 62.5% of the payable gold until a total of 218,750 oz of gold has been delivered to Wheaton International under the gold stream, at which point Wheaton International will be entitled to purchase 50% of the payable gold production until a total of 428,300 oz of gold has been delivered to Wheaton International under the gold stream, at which point Wheaton International will be entitled to purchase 3.125% of the payable gold production. If certain thresholds are met, including if production through the Platreef project concentrator achieves 5.5 Mtpa, the 3.125% residual gold stream will terminate. Under the Platreef Gold PMPA, Sandstorm Gold Ltd. (which acquired Nomad Royalty Ltd. on August 15, 2022) (“Sandstorm”) is entitled to purchase 37.5% of payable gold. The decrease in the percentage of payable metal that Wheaton International will be entitled to purchase is conditional on delivery of the total amount of payable metal to all purchasers (Wheaton International and Sandstorm combined). The values set out herein pertain only to Wheaton International’s share of the payable gold. In addition, under the Platreef Project Stream, Wheaton International will purchase 5.25% of the payable palladium and platinum until a total of 350,000 oz of combined palladium and platinum have been received, at which point the stream will be reduced to 3.0% of the payable palladium and platinum production until 485,115 oz have been delivered, at which point the stream will be reduced to 0.1% of the payable palladium and platinum production if certain conditions are met.

8 Under the KZK PMPA, the Company will be entitled to purchase: until 330,000 ounces of gold and 43,300,000 silver are produced and delivered, staged percentages of produced gold and produced silver ranging from 6.875% to 7.375% depending on the timing of such deliveries, reducing to a range of 5.625% to 6.125% until a further 59,800 ounces of gold and 7,958,000 ounces of silver are produced and delivered, further reducing to a range of 5.000% to 5.500% until a further 270,200 ounces of gold and 35,342,000 ounces of silver are produced and delivered (for a total of 660,000 ounces of gold and 86,600,000 ounces of silver), and thereafter ranging between 6.25% and 6.75%.

9 Under the Curraghinalt Stream, Wheaton International will purchase 3.05% of the payable gold until 125,000 oz of gold has been delivered, at which point the stream will be reduced to 1.5% of the payable gold production for life of mine.

10 Under the Platreef Gold PMPA, Wheaton International will make ongoing payments for the gold ounces delivered equal to $100/oz until a total of 428,300 oz of gold have been delivered, increasing to 80% of the spot price of gold thereafter. Under the Platreef Palladium and Platinum PMPA, Wheaton International will make ongoing payments for the palladium and platinum ounces delivered equal to 30% of the respective spot prices until 485,115 combined ounces have been received, increasing to 80% of the spot price of palladium and platinum thereafter. Under the KZK PMPA, Wheaton will make ongoing payments for the gold and silver ounces delivered equal to 20% of the spot gold and silver price. Under the Curraghinalt PMPA, Wheaton International will make ongoing payments for the gold ounces delivered equal to 18% of the spot price of gold until the uncredited deposit is reduced to nil and 22% of the spot price of gold thereafter.

11 To aid the reader for purposes of comparison, the Company’s production guidance using 2023 commodity price assumptions for gold equivalency calculations, which are based on $1,850 / oz gold, $24 / oz silver, $1,800 / oz palladium, $1,100 / oz platinum, and $18.75 / lb cobalt, are as follows: 2024 production guidance: 585,000 to 670,000 GEOs, 2028 Target Production Guidance: Over 850,000 GEOs, and 2029-2033 Average Annual Production Guidance: Over 900,000 GEOs.